Exhibit 99.1

Franco-Nevada Announces Closing of Precious Metals Stream Acquisition and Declares First Quarter 2016 Dividend

TORONTO, February 26 2016 — Franco-Nevada Corporation (“Franco-Nevada” or “the Company”) (TSX: FNV; NYSE: FNV) today announced the closing of the acquisition by its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation, of a precious metals stream with reference to production from the Antapaccay mine (“Glencore Stream”). The Antapaccay mine is located in Southern Peru and is wholly-owned and operated by Glencore plc and its subsidiaries. Franco-Nevada (Barbados) Corporation made a one-time US$500 million advance payment for the Glencore Stream, with funds coming from the net proceeds of the Company’s offering of common shares that closed on February 19, 2016.

In addition, the Company is pleased to announce that today its Board of Directors has declared a dividend for the first quarter of 2016 of US$0.21 per share. The dividend will be paid on March 31, 2016 to shareholders of record on March 17, 2016. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on February 25, 2016. The dividends on the common shares of the Company are designated as “eligible dividends” for purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

Franco-Nevada Corporation adopted a Dividend Reinvestment Plan (“DRIP”) in 2013. Participation in the DRIP is optional. The Company currently issues additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP, and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer to buy securities.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com